300 North LaSalle
Chicago, IL 60654
Robert Goedert, P.C.	United States	Facsimile:
To Call Writer Directly:		+1 312 862 2200
+1 312 862 7317	+1 312 862 2000
robert.goedert@kirkland.com
www.kirkland.com

February 11, 2020

Via EDGAR Submission and Overnight Delivery

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Technology

100 F Street, N.E.

Washington, D.C. 20549

Attention:                              Melissa Kindelan

Christine Dietz

Jeff Kauten

Jan Woo

Re:                        Juno Topco, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted January 23, 2020

CIK No. 0001721947

Ladies and Gentlemen:

Pursuant to the requirements of the Securities Act of 1933, as amended (the “Securities Act”), and Regulation S-T thereunder, Juno Topco, Inc., a Delaware corporation (the “Company”), has today confidentially submitted to the Securities and Exchange Commission (the “SEC”) an Amendment No. 2 (the “Amendment”) to the Confidential Draft Registration Statement on Form S-1 (the “Registration Statement”).

On behalf of the Company, we are writing to respond to the comments raised in the letter to the Company, dated February 4, 2020, from the staff of the SEC (the “Staff”).  The Company’s responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, paper copies of the Amendment will be delivered to each member of the Staff referenced above, and those copies will be marked to show changes from the Amendment No. 1 to the Confidential Draft Registration Statement on Form S-1 submitted to the SEC on January 23, 2020.  Where applicable, we have also referenced in the Company’s responses set forth below the appropriate page numbers of the revised prospectus contained in the Amendment (the “Prospectus”) that addresses the applicable Staff comment.  In

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Securities and Exchange Commission
February 11, 2020

addition to addressing comments raised by the Staff in its letter, the Company has revised the Registration Statement to update certain other disclosures.  Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Prospectus.

Prospectus Summary

Industry Background, page 2

1.                                    We note your response to prior comment 1 that the company’s entire business is driven by and dependent upon the adoption of Apple products. However, there appears to be no assurance that an increase in the adoption of Apple devices will lead to an increase in sales of your software given that you do not have any exclusive agreements or arrangements with Apple, either as a customer or as a channel partner. Please disclose this risk in the prospectus summary and as a separate risk factor.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 10 and 18 of the Prospectus to include the bolded language below:

Page 10:

•                 changes in our continued relationship with Apple;

•                 the fact that we are not party to any exclusive agreements or arrangements with Apple;

•                 our reliance, in part, on channel partners for the sale and distribution of our products;

Page 18:

We are not party to any exclusive agreements or arrangements with Apple.

We are not party to any exclusive agreements or arrangements with Apple. Accordingly, while we believe our market opportunity expands as organizations increasingly adopt Apple technologies, the continued success and growth of our business is ultimately dependent upon our ability to compete effectively by reaching new customers, cross-selling to existing customers and maintaining our position as the standard for Apple in the enterprise. As a result, even if organizations’ adoption of Apple technologies continues to increase, if we are not able to compete successfully, our business,

Securities and Exchange Commission
February 11, 2020

results of operations and financial condition could be adversely affected. See “— If we fail to maintain, enhance or protect our brand, our ability to expand our customer base will be impaired and our business, financial condition and results of operations may suffer” and “— We are in a highly competitive market, and competitive pressures from existing and new companies, including as a result of consolidation in our market, may harm our business revenues, growth rates and market share”.

Our Relationship with Apple, page 6

2.                                    We note your response to prior comment 2 that Apple does not materially contribute to your revenues either as a customer or as a channel partner. Please balance your discussion regarding your relationship with Apple by disclosing that Apple accounted for less than 1% of the company’s total revenue as a customer in fiscal year 2018 and represented approximately 9% of bookings as a channel partner in fiscal year 2018.

Response

In response to the Staff’s comment, the Company has revised its disclosure on pages 7 and 100 of the Prospectus to add the bolded language and to delete the struck through language below:

To continuously offer a software solution built specifically for Apple, we have always worked closely with Apple’s worldwide developer relations organization in an effort to support all new Apple innovations the moment their hardware and software is released. Additionally, throughout the course of our relationship, Jamf and Apple have formalized several contractual agreements:

•                 Apple as a customer. In 2010, Apple became a Jamf customer, using our software solution to deploy and secure its fleet of Apple devices internally. For the year ended December 31, 2018, Apple as a customer represented less than 1% of our total revenue.

•                 Apple as a channel partner in education and in retail. In 2011, Apple became a Jamf channel partner in the education market, reselling our software solution to K-12 and higher education organizations within the United States. In 2012, Apple expanded their channel relationship by offering our software solution to businesses through Apple retail stores in the United States. For the year ended December 31, 2018, Apple as a channel partner facilitated approximately 9% of our bookings.

•                ~~Apple as a channel partner in retail. In 2012, Apple expanded their channel relationship by offering our software solution to businesses through Apple retail stores in the United States.~~

Securities and Exchange Commission
February 11, 2020

Selected Consolidated Financial Data

Non-GAAP Financial Measures, page 74

3.                                    We note your revised disclosure in response to prior comment 5. Please further revise to state that while the amortization expense of acquired developed technology is excluded, the related revenue is reflected in the measure as those assets contribute to revenue generation.

Response

In response to the Staff’s comment, the Company has revised its disclosure of Non-GAAP Gross Profit on page 74 of the Prospectus to add the bolded language below:

We use Non-GAAP Gross Profit to understand and evaluate our core operating performance and trends and to prepare and approve our annual budget. We believe Non-GAAP Gross Profit is a useful measure to us and to our investors to assist in evaluating our core operating performance because it provides consistency and direct comparability with our past financial performance and between fiscal periods, as the metric eliminates the effects of variability of stock-based compensation expense and amortization of acquired developed technology, which are non-cash expenses that may fluctuate for reasons unrelated to overall operating performance. While the amortization expense of acquired developed technology is excluded from Non-GAAP Gross Profit, the revenue related to acquired developed technology is reflected in Non-GAAP Gross Profit as these assets contribute to our revenue generation.

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Securities and Exchange Commission
February 11, 2020

We hope that the foregoing has been responsive to the Staff’s comments.  Should you have any questions relating to any of the foregoing, please feel free to contact the undersigned at (312) 862-7317, Robert M. Hayward, P.C. at (312) 862-2133 or Alexander M. Schwartz at (312) 862-2578.

Sincerely,

/s/ Robert Goedert, P.C.

Robert Goedert, P.C.

cc:                              Dean Hager
                                                Juno Topco, Inc.